Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0523 F: +1 202.637.3593 lisamorgan@ eversheds-sutherland.com

April 19, 2017

Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	THL Credit, Inc.
Preliminary Proxy Statement on Schedule 14A filed April 4, 2017

Dear Mr. Williamson:

On behalf of THL Credit, Inc. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on April 6, 2017 and April 17, 2017 with respect to the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), filed with the Commission on April 4, 2017. The Staff’s comments are set forth below and are followed by the Company’s responses.

1.	Comment: Proposal 3 authorizes the issuance of securities that may have an exercise or conversion price below the Company’ then current net asset value per share (“NAV”). Currently, the disclosure in Proposal 3 indicates that the proposal will be approved by the affirmative vote of the majority of shares present in person or represented by proxy and entitled to vote at the meeting. The Staff notes that Section 23(b) of the Investment Company Act of 1940, as amended (the “1940 Act”) requires that a majority of outstanding securities, as such term is defined under the 1940 Act, must vote to approve the issuance of shares of common stock at a price below NAV. Please explain to the Staff why Proposal 3 does not also require the approval of the majority of shares outstanding, as such term is defined under the 1940 Act, in order to be approved by the Company’s shareholders.

Response: The Company notes that Proposal 3 in the Company’s Proxy Statement is only requesting the Company’s shareholders to approve the offer or issuance of debt with warrants of debt convertible into shares of the Company’s common stock. As a result, the majority voting standard included in the Proxy Statement is appropriate. Proposal 2 in the Company’s Proxy Statement separately requests the approval of the Company’s shareholders to issue shares of its common stock below NAV. The Company has revised the disclosure in Proposal 3 in the Proxy Statement to clarify that the Company would only issue debt with warrants or debt convertible into shares of its common stock at an exercise price or conversion price that, at the time such warrants or convertible debt are issued, will not be less than the market value per share but may be below the Company’s then current NAV if Proposal 2, which authorizes the Company to issue shares of its common stock below NAV, is approved by the Company’s shareholders.

2.	Comment: On page 22, please briefly explain to us the following: (i) the reason why Mr. Hughes did not seek re-election; and (ii) the reasons why Mr. Southwell resigned.

Response: Mr. Hughes did not seek re-election due to personal issues unrelated to the Company. Mr. Southwell resigned because he sought a position on a board of a company that is majority owned by an affiliate of the investment advisor of the Company, Thomas H. Lee Partners L.P., and viewed that serving on two boards of affiliated entities would be perceived as a conflict of interest.

3.	Comment: On page 32, we note that the proposal seeks to issue debt with warrants with an exercise price that will not be less than the market value per share but may be below the Company’s then-current NAV, please explain how this is consistent with Section 61(a).

Response: As discussed in response to comment 1 above, the Company is seeking the approval of its shareholders to sell or otherwise issue up to 25% of its common stock at a net price below its then current NAV in Proposal 2 in the Proxy Statement. In order to issue any shares of the Company’s common stock at a price below the Company’s then current NAV, the Company’s shareholders must approve Proposal 2. The Company has revised the disclosure accordingly.

4.	Comment: On page 33, under the heading “Conditions to Issuance,” we note the following statement: “(iii) the exercise or conversion price of such warrants or debt that, at the time such warrants or convertible debt are issued, will not be less than the market value per share but may be below NAV at the date of issuance of such warrants or convertible debt.” Please explain to the Staff how this is required by Section 61.

Response: The Company respectfully refers the Staff to its response to comments 1 and 3 above and notes that disclosure in Proposal 3 has been revised to clarify that any issuance of the Company’s shares of common stock at a price below the Company’s then current NAV only would be permissible if the Company’s shareholders approve Proposal 2.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0523.

Sincerely,

/s/ Lisa A. Morgan

Lisa A. Morgan

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.